UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 56)*

Keystone Consolidated Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

493422 30 7
(CUSIP Number)

BOBBY D. O’BRIEN
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2011
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,096,379
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,096,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,096,379
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,109,836
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,109,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 56
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (the “Company”).  Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended or supplemented as set forth below.

Item 2.	Identity and Background.

There is no change to the prior disclosure under this item except for the following.

(a)           This Statement is filed by:

•	Contran as a direct holder of Shares; and

•	by virtue of his position with Contran and certain other entities (as described in this Statement), Harold C. Simmons (collectively, the “Reporting Persons”)

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Contran and Mr. Simmons’ wife are the direct holders of approximately 75.2% and 0.1%, respectively, of the 12,101,932 Shares outstanding as of May 18, 2011 according to information furnished by the Company (the “Outstanding Shares”).  Contran may be deemed to control the Company.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Mr. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

Mr. Simmons is chairman of the board of Contran.  By virtue of the holding of this office, the stock ownership and his service as trustee, as described above, (a) Mr. Simmons may be deemed to control Contran and the Company and (b) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares directly held by Contran and his wife.  However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned by either of them.

Certain information concerning the directors and executive officers of Contran, including offices held by Mr. Simmons, is set forth on Schedule A attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

There is no change to the prior disclosure under this item except for the following.

The maximum amount of funds necessary to consummate Contran’s full exercise of its Subscription Rights (as defined below) as described in Item 4 below is dependent on the Subscription Price (as defined below).

Except as described in Item 4 below, Contran intends to use its available cash resources to purchase the Shares in the Subscription Rights Offering, which could include borrowings under existing revolving credit facilities.

Item 4.	Purpose of Transaction

Item 4 is hereby amended or supplemented as set forth below.

On May 19, 2011, the Company announced it had filed a preliminary registration statement on Form S-1 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s proposed distribution, at no charge to holders of record of the Shares on a record date to be determined by the Company’s board of directors (the “Record Date”), of non-transferrable subscription rights (the “Subscription Rights”) to purchase an aggregate of up to 3,025,483 Shares (the “Subscription Rights Offering”), the terms of which provide, among other things, that:

•	each holder of record on the Record Date will receive one Subscription Right for each Share held by such holder;
•
each whole Subscription Right entitles the holder thereof to purchase 0.25 Shares (the “Basic Subscription Right”) at a per share price to be determined by the Company’s board of directors prior to distribution of the Subscription Rights (the “Subscription Price”), provided that the Company will not issue fractional Shares in the Subscription Rights Offering, and holders will only be entitled to purchase a whole number of Shares, rounded down to the nearest whole number a holder would otherwise be entitled to purchase; and

•
any holder electing to fully exercise its Basic Subscription Rights will have the ability to exercise an over-subscription privilege to subscribe for, at the Subscription Price, any additional Shares that may be available for purchase pursuant to the Subscription Rights Offering (the “Over-Subscription Privilege”).

As described in the Registration Statement, assuming the Subscription Rights Offering is completed, the Company intends to use all of the proceeds of the Subscription Rights Offering to declare and pay a special one-time cash dividend (the “Special Dividend”) to all of the holders of record of Shares on the record date to be determined by its board of directors shortly after completion of the Subscription Rights Offering.

In connection with the Subscription Rights Offering, Contran intends to enter into a letter agreement, in substantially the form attached hereto as Exhibit 1 (the “Letter Agreement”), with the Company whereby Contran would agree, subject to the terms of such definitive agreement, (i) to fully exercise its Basic Subscription Right, and, subject to the availability of Shares, its Over-Subscription Privilege to the fullest extent possible, thereby ensuring that the Subscription Rights Offering would be fully subscribed and that funds would be available to the Company to issue the Special Dividend and (ii) to reimburse the Company for all reasonable out-of-pocket costs and expenses incurred by the Company in connection with the Subscription Rights Offering, in return for which the Company would agree (i) to use all of the proceeds from the Subscription Rights Offering to declare and pay the Special Dividend to all holders of Shares on the record date to be determined by the Company’s board of directors shortly after completion of the Subscription Rights Offering, (ii) to provide Contran with the ability to offset the amount Contran would be required to pay the Company upon exercise of its Subscription Rights (including its Over-Subscription Privilege) by the aggregate amount of the Special Dividend that would otherwise be payable by the Company to Contran and (iii) to cause Computershare Trust Company, N.A., as subscription agent for the Subscription Rights Offering (“Subscription Agent”), to hold all amounts received by the Subscription Agent from Contran or received by the Subscription Agent from the Company’s other stockholders in respect of Shares actually acquired by such stockholders in connection with the Subscription Rights Offering until the payment date for the Special Dividend.

Contran expects to execute the Letter Agreement after the Company’s board of directors has determined the Subscription Price but prior to the Registration Statement being declared effective by the Commission.  Contran specifically reserves the right to change its intention with respect to the Subscription Rights Offering and entry into the Letter Agreement at any time prior to execution of the Letter Agreement.

Except as described above, Contran intends to use its available cash resources to purchase the Shares in the Subscription Rights Offering, which could include borrowings under existing revolving credit facilities.

The description of the Letter Agreement set forth herein is qualified in its entirety by reference to the form of the Letter Agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), the Reporting Persons or other persons or entities that may be deemed to be related to them, may in the future from time to time purchase Shares, and they or other entities that may be deemed to be related to them may from time to time dispose of all or a portion of the Shares held by such persons or entities, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

As described herein, Mr. Simmons, through Contran, may be deemed to control the Company.

The persons named in Schedule A to this Statement are officers and/or directors of the Company or perform services for the Company as employees of Contran and may acquire Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

Except as described in this Statement, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                 Interest in Securities of the Issuer

There is no change to the prior disclosure under this item except for the following.

Contran and Mr. Simmons’s wife are the direct beneficial owners of 9,096,379 and 13,457 Shares, respectively.

(a)           By virtue of the relationships described under Item 2 of this Statement, Mr. Simmons may be deemed to be the beneficial owner of the 9,109,836 Shares (approximately 75.3% of the Outstanding Shares) that Contran and his wife directly hold.

(b)           By virtue of the relationships described under Item 2 of this Statement:

(1)           Contran and Mr. Simmons may be deemed to share the power to vote and direct the disposition of the 9,096,379 Shares (approximately 75.2% of the Outstanding Shares) that Contran holds directly; and

(2)           Mr. Simmons and his wife may be deemed to share the power to vote and direct the disposition of the 13,457 Shares (approximately 0.1% of the Outstanding Shares) that his wife holds directly.

The Reporting Persons understand, based on ownership filings with the Commission or upon information provided by the persons listed on Schedule A to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule B to this Statement.

(c)           Neither of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to this Statement, has effected any transactions in the Shares during the sixty days preceding May 19, 2011, the date of the event that requires the filing of this Amendment No. 56 to this Statement.

(d)           Contran and Mr. Simmons’ wife each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares it or she directly holds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There is no change to the prior disclosure under this item except for the following.

The information included in Item 4 of this Statement is hereby incorporated herein by reference.

Other than as set forth above, none of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such  securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended or supplemented as set forth below.

Exhibit 1	Form of Letter Agreement by and between the Company and Contran. (Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed on May 19, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 19, 2011

Contran Corporation

By:       Gregory M. Swalwell
Gregory M. Swalwell
Vice President and Controller

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 19, 2011

/s/ Harold C. Simmons
Harold C. Simmons, Individually

SCHEDULE A

The names of the directors and executive officers of Contran and their present principal occupations are set forth below.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president-real estate of Contran.

Robert D. Graham
Vice president of Contran and Valhi, Inc., a publicly held subsidiary of Contran (“Valhi”), executive vice president of Titanium Metals Corporation, a publicly held subsidiary of Contran (“TIMET”); vice president and general counsel of NL Industries, Inc. (“NL”), a publicly held subsidiary of Valhi; executive vice president and general counsel of Kronos Worldwide, Inc. (“Kronos Worldwide”), a publicly held subsidiary of Valhi; and executive vice president of CompX International Inc., a publicly held subsidiary of NL (“CompX”).

J. Mark Hollingsworth	Vice president and general counsel of Keystone Consolidated Industries, Inc. (the “Company”), Contran, CompX and Valhi.

William J. Lindquist	Director and senior vice president of Contran; senior vice president of Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Vice president and secretary of, Kronos Worldwide and NL and secretary of CompX, Contran and Valhi.

Kelly D. Luttmer	Vice president and global tax director Kronos Worldwide, NL and TIMET and vice president and tax director of CompX, Contran, Keystone and Valhi.

Bobby D. O’Brien	President and chief executive officer of TIMET; vice president and chief financial officer of Contran and Valhi.

Glenn R. Simmons	Chairman of the board of the Company and CompX; vice chairman of the board of Contran and Valhi; and a director of Kronos Worldwide, NL and TIMET.

Name	Present Principal Occupation

Harold C. Simmons	Chairman of the board of Contran, Kronos Worldwide, TIMET and Valhi; and chairman of the board and chief executive officer of NL.

John A. St. Wrba	Vice president and treasurer of Contran, Kronos Worldwide, NL, TIMET and Valhi.

Gregory M. Swalwell
Vice president and controller of Contran and Valhi; executive vice president and chief financial officer of Kronos Worldwide; vice president, finance and chief financial officer of NL; and vice president of TIMET.

Steven L. Watson
Director and president of Contran; vice chairman and chief executive officer of Kronos Worldwide; vice chairman of TIMET; director, president and chief executive officer of Valhi; and a director of the Company, CompX and NL.

SCHEDULE B

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule A to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held	Stock Options Held (1)	Total

L. Andrew Fleck	-- 0 --	-- 0 --	-- 0 --

Robert D. Graham	-- 0 --	-- 0 --	-- 0 --

J. Mark Hollingsworth	-- 0 --	-- 0 --	-- 0 --

William J. Lindquist	-- 0 --	-- 0 --	-- 0 --

A. Andrew R. Louis	-- 0 --	-- 0 --	-- 0 --

Kelly D. Luttmer	-- 0 --	-- 0 --	-- 0 --

Bobby D. O’Brien	-- 0 --	-- 0 --	-- 0 --

Glenn R. Simmons	-- 0 --	-- 0 --	-- 0 --

Harold C. Simmons (2)	13,457	-- 0 --	13,457

John A. St. Wrba	-- 0 --	-- 0 --	-- 0 --

Gregory M. Swalwell	-- 0 --	-- 0 --	-- 0 --

Steven L. Watson	-- 0 --	-- 0 --	-- 0 --

(1)	Represents Shares issuable pursuant to their exercise within 60 days of the date of this Statement of stock options.

(2)
Comprises the 13,457 Shares held directly by his wife.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Mr. Simmons disclaims beneficial ownership of all Shares.

EXHIBIT INDEX

Exhibit 1.
Form of Letter Agreement by and between Keystone Consolidated Industries, Inc. and Contran Corporation.  (Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed on May 19, 2011).